Exhibit 99.7

PRESS RELEASE

TotalEnergies, bp, Equinor and Shell join forces to help
increase access to energy

Paris-London-Stavanger, November 15, 2024 – TotalEnergies, bp, Equinor and Shell announce a commitment to invest in support of the UN Sustainable Development Goal 7 (UN SDG7), which aims to ensure access to affordable, reliable, sustainable, and modern energy for all. The four energy majors have come together with a $500 million joint investment commitment, intended to create positive energy access impact for people in key regions over the coming years.

A growing number of people without access to electricity and clean cooking

Despite ongoing efforts, progress towards universal energy access has stalled, particularly amidst recent macroeconomic shocks and rising energy prices. In 2022, the number of people without access to electricity globally increased by around 10 million to 685 million. 1 Additionally, approximately 2.1 billion people, primarily in sub-Saharan Africa and Southeast Asia, lack access to clean cooking facilities, disproportionately impacting women and girls who often bear the brunt of domestic responsibilities.

Joint efforts to support energy access in Sub-Saharan Africa, South and Southeast Asia bp, Equinor, Shell and TotalEnergies decided to join forces to help address the challenges of energy access. With $500 million of committed capital, the joint investment seeks to support promising, high-impact projects, primarily in Sub-Saharan Africa, South and Southeast Asia, aiming to help millions of people in underserved communities gain access to electricity and improved cooking conditions. Their shared intent is for the committed capital to be invested in a broad range of solutions, including solar home systems, mini/metro grids, clean cooking solutions, and enabling technologies (such as e-mobility, energy storage and management solutions). Over the coming years this has the potential to support UN SDG 7 while also generating co-benefits like job creation and improved health outcomes.

A global private equity firm with a strong track record in impact investing, has been selected to manage the joint investment. Their expertise will support the investments being strategically directed to create both social impact and financial returns, while engaging with governments, international organizations, financial institutions, the private sector, civil society, and philanthropies. This includes sharing learnings, providing technical assistance, and addressing market barriers.

Patrick Pouyanné, Chairman and CEO of TotalEnergies commented: “At TotalEnergies, we are deeply committed to making energy accessible to all. Around a third of our development in electricity in the coming years will be in emerging countries, which will enable about 40 million people to benefit from access to electricity. Furthermore, we are committed to investing 400 million dollars in Liquefied Petroleum Gas facilities to develop clean cooking solutions in Africa and India, which will help 100 million people access healthier, more sustainable and more reliable energy. With this new joint initiative with our peers, we are activating another lever to contribute to high-impact local projects to help achieve the United Nations Sustainable Development Goal 7 by 2030.”

1 International Renewable Energy Agency, Tracking SD7 The Energy Progress Report 2024.

Murray Auchincloss, CEO of bp commented: “It is early days, but we hope that by jointly investing, we will be able to contribute to wider efforts to tackle the very real challenge of access to energy. Over time, we believe it can help to create a more inclusive energy future for some of the many millions of people who lack that access today.”

Anders Opedal, President and CEO of Equinor commented: “This joint investment brings together four leading energy companies investing in emerging countries. We believe this effort will help close some of the energy access gaps, which is a key part in reaching the global ambition of a just and equitable energy transition.”

Wael Sawan, CEO of Shell commented: “We want to support accelerated progress towards universal energy access as we believe it has the power to transform lives. This joint investment will help to do that. By working collectively to overcome key energy access challenges we can achieve sustained impact and drive real change.”

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).